Exhibit 99.1

For More Information Contact:

MEDIA CONTACTS:
Biogen Idec                               Elan
Amy Brockelman                            Anita Kawatra
Ph: 617 914 6524                          Ph: 212 407 5740
                                          800 252 3526

INVESTOR CONTACTS:
Biogen Idec                               Elan
Elizabeth Woo                             Emer Reynolds
Ph: 617 679 2812                          Ph: 353 1 709 4000
                                          800 252 3526



           BIOGEN IDEC AND ELAN ANNOUNCE HEAD-TO-HEAD STUDY COMPARING
                 SAFETY AND EFFICACY OF TYSABRI(R) TO REBIF(R)

Zug, Switzerland - December 21, 2004 - Biogen Idec and Elan announced today that they are initiating a head-to-head study comparing the safety and efficacy of TYSABRI(R) (natalizumab) to Rebif(R) (Interferon beta-1a)*. STARS (Study of TYSABRI Against Rebif in relapsing multiple Sclerosis), is a randomized, assessor-blinded, parallel group study that will enroll more than 1,000 multiple sclerosis (MS) patients in North and South America, Europe, Australia, Turkey and Israel.

Patients who enroll in the study will be randomized to either treatment on Rebif, administered subcutaneously at 44 mcg three times per week, or treatment with TYSABRI, administered as a 300 mg IV infusion once every four weeks. The primary endpoint will compare the effect of TYSABRI to Rebif on the rate of clinical relapses. Secondary endpoints include analysis of the proportion of patients remaining relapse free, MRI brain scans, safety, tolerability and quality of life. To help ensure the objectivity of data emerging from STARS, relapses will be assessed and determined in a blinded fashion by an independent panel of experienced neurologists who are not participants in the study. The companies expect to enroll the first patient in STARS in the first quarter of 2005.


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Page 2 Biogen Idec and Elan Announce Head-to-Head Study

"TYSABRI has shown very encouraging efficacy results and a favorable safety profile after one year, both as a monotherapy and as an add-on therapy to AVONEX(R) (Interferon beta-1a)," said Ludwig Kappos, MD, professor of neurology, Basel University, Switzerland, and member of STARS independent panel. "This head-to-head comparison with Rebif will provide important information that will further assist patients and physicians in making therapeutic choices."

On November 23, 2004, TYSABRI became the first monoclonal antibody approved by the U.S. Food and Drug Administration (FDA) for the treatment of relapsing forms of MS. The FDA granted Accelerated Approval for TYSABRI following Priority Review based on one-year data from two ongoing Phase III studies, the AFFIRM monotherapy trial and the SENTINEL add-on trial with AVONEX. In the AFFIRM study, TYSABRI reduced the rate of relapses by 66 percent relative to placebo. In the SENTINEL study, the addition of TYSABRI to AVONEX resulted in a 54 percent reduction in the rate of clinical relapses over the effect of AVONEX alone.

Common adverse events associated with TYSABRI include headache, fatigue, urinary tract infection, depression, lower respiratory tract infection, joint pain and abdominal discomfort. The rate of infection in both studies was approximately one per patient-year in both TYSABRI-treated patients and placebo-treated patients. Serious infections occurred in 1.3 percent of placebo-treated patients and 2.1 percent of TYSABRI-treated patients. Serious infections included bacterial infections such as pneumonia and urinary tract infection, which responded appropriately to antibiotics. TYSABRI has been associated with hypersensitivity reactions, including serious systemic reactions, which occurred at an incidence of less than 1 percent of patients.


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Page 3 Biogen Idec and Elan Announce Head-to-Head Study

About TYSABRI

TYSABRI inhibits adhesion molecules on the surface of immune cells. Research suggests TYSABRI works by preventing immune cells from migrating from the bloodstream into the brain where they can cause inflammation and potentially damage nerve fibers and their insulation.

Biogen Idec and Elan are collaborating equally on the development of TYSABRI in MS, Crohn's disease and rheumatoid arthritis. Regulatory authorities in Canada and Australia have designated TYSABRI for Priority Review for the treatment of MS, and the European Medicines Agency (EMEA) is actively reviewing the application. To date, more than 2,800 patients have received TYSABRI in clinical trials.

About Biogen Idec

Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For press releases, product labeling and additional information about the company, please visit http://www.biogenidec.com.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company focused on improving people's lives through science. We are committed to discovering and developing innovative therapies that address unmet medical needs and offer help to patients throughout the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.


* Rebif is a registered trademark of Serono S.A.

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